UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Regaining Compliance with Nasdaq Minimum Bid Price Requirement

On June 23, 2026, WF International Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed, the Company was notified by Nasdaq on December 24, 2025 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its ordinary shares was below $1.00 per share for 30 consecutive business days. The Company was granted a compliance period of 180 calendar days, or until June 22, 2026, to regain compliance with the Nasdaq Minimum Bid Price Requirement.

Nasdaq determined that, for the last 10 consecutive business days, from June 8, 2026 to June 22, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater, and accordingly, the Company regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter was closed.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: June 25, 2026